October 15, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	John Reynolds, Assistant Director MAIL STOP 3561

Re:	Platinum Energy Resources, Inc. Amendment No. 9 to Preliminary Proxy Statement on Schedule 14A Originally Filed March 24, 2006 File No. 0-51553

Dear Mr. Reynolds:

This letter sets forth the responses of Platinum Energy Resources, Inc., a Delaware corporation (the “Company” or “Platinum”), to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 12, 2007 concerning the Company’s Supplemental Response Letters of October 11 and October 12, 2007. We are authorized by the Company to provide the responses contained in this letter on behalf of the Company. Except as otherwise expressly indicated, references in the text of the responses herein to captions and page numbers are to Amendment No. 9 to the Preliminary Proxy Statement.

General

1.	Please file each of your letters dated October 9, 10, and 11 separately as correspondence on EDGAR. As requested in our previous conversations, please file any future correspondence on EDGAR as well.

John Reynolds
October 15, 2007

Response: We note the Staff’s comment and have filed our October 9, 10, and 11 letters, and will file all future correspondence letters, as correspondence on Edgar.

2.
So that your proposed disclosure may be clearly tracked against that currently in your preliminary proxy, if you choose to respond to this letter please file an amendment reflecting the totality of your proposed changes.

Response: We note the Staff’s comment and have filed an amendment to our preliminary proxy statement clearly tracking the changes proposed by this letter as well as the changes proposed in our prior correspondence letters.

3.
We note your response to comment one from our letter of October 11, 2007 and the assertion that Platinum “is in the position of purchasing, rather than selling, leasing, or exchanging” its assets and, therefore, §271 does not apply. However, it would appear that the consideration that Platinum proposes to pay in exchange for the Tandem assets amounts to an exchange of all or substantially all of Platinum’s assets and therefore appears to fall within the language of §271.

As a result, it is still not clear how the proposed transaction with Tandem may be consummated in compliance with the notice and other provisions contained in §271, et seq. of the Delaware General Corporation law.

Response: We note the Staff’s comment and advise the Staff that, for the reasons set forth below, we do not believe that DGCL Section 271 applies to Platinum in connection with its proposed asset acquisition. Section 271 applies to a situation in which a corporation were to “sell, lease or exchange all or substantially all of its property and assets” (emphasis added). Platinum is not exchanging all or substantially all of its property and assets, for the reasons discussed below. (We note for the Staff that the reference in Section 271 to “including shares of stock, and/or other securities” refers to stock or securities of any other corporation as constituting assets of a corporation, rather than the stock of the issuing corporation constituting an asset of such corporation.)

Property and Assets

It is a well established principle of corporate law that the equity of a corporation is not considered to be an asset of such corporation. Assets are tangibles and intangibles owned by a corporation. A corporations stock is not an asset owned by the corporation; rather, it is the representation of ownership in the corporation.

Platinum has made public disclosure that the purchase price for the TEC assets is $102 million, consisting of $42 million in cash and the issuance of $60 million in stock of the Company. Payment of a purchase price often comprises both assets (cash) of a company, which are owned by the Company, and the issuance of equity of a company, which is not an asset owned by the Company, but represents an ownership stake in the Company. Platinum is exchanging approximately $42 million in cash, plus issuing an ownership stake in the Company worth $60 million in payment for the assets of TEC. That statement is not inconsistent with the statement that Platinum is paying $102 million for the TEC assets. For the reasons set forth below, the exchange of $42 million in cash is not all or substantially all of the assets of Platinum.

John Reynolds
October 15, 2007

All or Substantially All

The leading decision of the Delaware courts on the application of Section 271 is Gimbel v. The Signal Companies. Inc., 316 A.2D 599 (Del. Ch.), aff’d on other grounds, 316 A.2d 619 (Del. 1974). In Gimbel, the Court established a two-pronged analysis for determining whether a corporation is disposing of “all or substantially all” of its assets, requiring compliance with Section 271. The test is conjunctive and requires that a transaction be both “quantitatively” and“qualitatively” a sale of “all or substantially all” of the assets of a corporation in order to be subject to the requirements of Section 271. Id. at 608.

Qualitative Prong. The qualitative prong of the Gimbel test is an analysis of whether the asset sale or exchange is so unusual that it “strikes at the heart of the corporate existence and purpose” (Id. at 606), meaning does the sale or exchange radically depart from the purpose or existence of the entity. The Gimbel court explains that the purpose of the statute is “… to protect the shareholder from the destruction of the means to accomplish the purposes or objects for which the corporation was incorporated ….” Id. Further, the qualitative prong also looks to the expectations of reasonable investors in the entity that is selling or exchanging its assets. See Hollinger Inc. v. Hollinger International, Inc., 858 A.2d 342, 378-379 (Del. Ch. 2004).

In this case, the exchange of cash and issuance of shares by Platinum in the proposed transaction is not so unusual as to overhaul the Company’s purpose. The very purpose of Platinum is to acquire an oil and gas company - its very existence relies on it. Platinum was incorporated for the very purpose of acquiring a target business and operating the resulting business. The Platinum stockholders invested in Platinum with the understanding and expectation that Platinum would enter into a transaction substantially similar to the currently contemplated proposed asset acquisition and that the purchase price would consist of cash or the issuance of Platinum shares, or a combination. Accordingly, the proposed “sale” or “exchange” of Platinum’s assets fails the qualitative prong test. Since the test is two-pronged requiring a transaction to be both quantitatively and qualitatively a sale of all or substantially all of the assets of a company to trigger the requirements of Section 271, Section 271 does not apply to Platinum in this transaction. Nevertheless, we provide below an analysis of the second prong of the test.

John Reynolds
October 15, 2007

Quantitative Prong. With respect to the quantitative prong, under Delaware law, it is unclear what percentage of assets constitutes “all or substantially all” of the assets for purposes of determining a quantitative “threshold” requiring a stockholder vote. See, e.g., Winston v. Mandor, C.A. Nos. 14807 and 15416, slip op. at 21 (Del.Ch. 1997). On the one hand, a sale of less than 50% of the assets is not “all or substantially all” of the assets in most cases. See Andrew G.T. Moore, II, The Sale of All or Substantially All Corporate Assets Under Section 271 of the Delaware Code, 1 Del.J.Corp. L. 56, 58 (1976); 1 R. Franklin Balotti & Jesse A. Finkelstein A. Finkelstein, The Delaware Law of Corporations and Business Organizations§ 10.2 (3d ed. 1998); 2 David A. Drexler et al., Delaware Corporation Law and Practice§ 3703 (1998); see also Whittaker Corp. v. Edgar, 535 F.Supp. 933, 951 (N.D. Ill. 1982); cf. Bacine v. Scharffenberger, C.A. Nos. 7862 and 7866, slip op. at 8 (Del.Ch.Dec. 11, 1984). On the other hand, the courts have not established a line of demarcation and instead tend to apply an economic vitality analysis. See Hollinger, 858 A.2d at 348-349.

50% Test. As discussed above, the issuance of Company shares is not a sale of assets. The cash portion of the purchase price - $42 million - represents less than 50% of the Company’s approximately $112 million in cash currently in the escrow account. Accordingly, under this one line of cases and treatise interpretations, the “sale” or “exchange” of this cash for the TEC assets is not all or substantially all of the assets of Platinum.

Economic vitality test. Even if the payment of cash and issuance of stock by Platinum were considered to be an exchange of substantially all of the assets of Platinum based on percentage, such exchange would most likely fail the economic vitality analysis. Under the economic vitality test, Section 271 applies if a sale is quantitatively vital to the operation of the corporation and is out of the ordinary and substantially affects the existence and purpose of the corporation (ie, outside the ordinary course of business, representing a departure from prior existence or corporate purpose). See Gimbel at 606 and Katz v. Bregman, 431 A.2d 1274, 1275 (Del. Ch.), appeal refused sub nom. Plant Indus., Inc. v. Katz, 435 A.2d 1044 (Del. 1981). In the case of Platinum, as discussed above, the proposed cash payment and stock issuance is not out of the ordinary or contrary to the Company’s existence or purpose, but rather fulfills the Company’s purpose. The intent is that the acquisition of the TEC’s assets will increase the economic vitality of Platinum by providing it with assets through which is can conduct business and generate revenue thereby increasing the economic vitality of Platinum. Platinum is not selling assets vital to its existence and corporate purpose. On the contrary, the proposed transaction supports its operations. Accordingly, under the vitality analysis, Section 271 should not apply.

John Reynolds
October 15, 2007

Alternative

While we strongly disagree with the Staff’s comment regarding the applicability of Section 271, in the event that Staff were to insist, we would be willing to insert the following disclosure into the proxy statement:

“The Company believes that it has provided to its stockholders the sole requisite notice of the special meeting of stockholders under Delaware law in accordance with Section 222 of Delaware General Corporation Law. Section 271 of the Delaware General Corporation Law requires a corporation to obtain the approval of the holders of a majority of the outstanding stock of a corporation to sell, lease or exchange all or substantially all of its property and assets, at a meeting duly called upon 20 days notice. The determination of whether a transaction constitutes a sale of all or substantially all of the assets of a company so as to trigger Section 271 is highly factual. To the extent a court in litigation were to conclude that the asset acquisition by Platinum was deemed to be a sale, lease or exchange of all or substantially all of the property and assets of Platinum and therefore subject to Section 271 of the Delaware General Corporation Law, Platinum would not have provided sufficient notice prior to the special stockholders meeting. In that event, a stockholder could seek to enjoin the stockholder vote or a claim for damages subsequent to the consummation of the asset acquisition.”

Rules 10b5-1 and 10b-18

4.
We note your response to comment two from our letter of October 11, 2007. Your analogy to road shows in Non-SPAC proxy statements and public financings does not appear apposite with respect to this issue since the basic premise upon which the SPAC units were placed rested in large part upon the shareholder vote and conversion feature offered to all shareholders in the prospectus; not special deals afforded to certain shareholders to the exclusion of others.

As noted in out many calls on this issue, we could find no language in Platinum’s IPO prospectus that Platinum insiders would take actions to influence the shareholder vote in this manner or that more advantageous conversion terms were to be offered to some shareholders as opposed to others. You have included a risk factor to this effect in your most recent amendment.

Moreover, your assertion that “knowledge… garnered from these meetings in not reliable enough to be considered material or to do anything more than confuse and mislead the market” appears to be inconsistent with the worth that Platinum insiders and their affiliated apparently place on such meetings (i.e., if such information is not reliable enough to be considered material, why would Platinum insiders be effecting purchases as a result?).

John Reynolds
October 15, 2007

As a result, it would appear that actions taken by Platinum insiders or their affiliates with respect to such a basic premise upon which Platinum’s IPO was conducted is information to which a reasonable investor could attach importance in determining whether to vote in favor of Platinum’s proposed acquisition.

Please reconcile the statements underlined in our October 10 letter that “certain of [Platinum’s] officers and directors and/or their affiliates have entered into Rule 10b5-1 trading plans to purchase Platinum common stock or warrants and have indicated an intention to engage in permissible public market purchases, as well as private purchases, including block purchases, of Platinum securities, in each case at any time prior to the special meeting during a period when they are not aware of any material nonpublic information regarding Platinum…Such private purchases may take into consideration whether the prospective seller has indicated an intention to vote against the asset acquisition proposal.”

Response: We understand the Staff’s comment to mean that other stockholders’ intentions to vote against the transaction are both material to a reasonable investor in deciding whether to vote in favor of the transaction and non-public.

For the reasons set forth in our letters of September 26, 2007 and October 11, 2007, we continue to believe that the intentions of one stockholder to vote against the proposed acquisition is not material to another stockholder deciding to vote for or against the deal. As we have stated before, what is material, is that affiliates intend to purchase stock from holders (especially large holders) who intend to vote against the deal with the intention of voting in favor the proposed acquisition. This is fully disclosed information.

For the reasons set forth below, we also believe that the potential intentions of a large number of stockholders to vote against the deal are also disclosed and, therefore, not non-public information. In the disclosure on pages 45-46 of the proxy statement under the heading “Transactions by Platinum Officers and Directors or their Affiliates,” we say that affiliates may privately negotiate block purchases from stockholders who may have intentions to vote against the acquisition proposal. Specifically, we state: “Such private purchases may take into consideration whether the prospective seller has indicated an intention to vote against the asset acquisition proposal.” We then state clearly that, although we are not aware of any intentions right now, “ … it is possible that some or all of the large stockholders of the Company may have intentions to vote against the asset acquisition proposal.” We then disclose that, at the record date, the six largest stockholders of the Company (other than officers and directors) held in the aggregate approximately 50% of the Company’s outstanding shares of common stock. We have added new proposed disclosure on page 46 that we believe it is likely that these holders do intend to vote against the deal due to the fact that, among other reasons, as of October 15, 2007 the common stock is still trading at more than $0.10 below the conversion price. Accordingly, we are disclosing in our proxy statement that a large number of stockholders likely intend to vote against the asset acquisition proposal and our affiliates intend to purchase their stock in privately negotiated transactions in order to vote the stock in favor of the deal. We believe that this is adequate blanket disclosure of the intentions of the stockholders with whom our affiliates may negotiate stock purchases. Accordingly, in each instance, during an individual negotiation, when an affiliate learns that a particular stockholder does in fact intend to vote against the deal, that is not information of which the public has no knowledge. From a disclosure point of view, for a reasonable stockholder considering whether to vote for or against the acquisition proposal, the difference between disclosing a shareholder’s indication to vote against the deal, versus a shareholder’s likely, or even potential, indication to vote against the deal, is splitting hairs. For the reasons set forth above, we believe that the language in the proxy statement puts the public on adequate notice that the stockholders with whom our affiliates may negotiate purchases intend to vote against the deal. This information is public and a shareholder considering whether to vote in favor or against the asset acquisition has adequate knowledge of it. Therefore, we continue to believe that because this information regarding the intentions of stockholders to vote against the deal is not non-public (or, in our view, material), the two underlined statements are not inconsistent.

John Reynolds
October 15, 2007

Notwithstanding the above, in order to accommodate the Staff’s position that the knowledge that an individual stockholder intends to vote against the transaction is material, non-public, information, we have added the following disclosure to the end of the carryover paragraph on page 47:

“Immediately prior to the purchase by our affiliates of an aggregate of 432,000 shares, or 3% of the 14,400,000 shares purchased in our IPO, and, thereafter, immediately prior to any subsequent purchases by our affiliates of an aggregate of an additional 432,000 shares, the Company intends to disclose via press release the affiliate’s intention to make such purchases.”

5.
We note your response to comment three from our letter of October 10, 2007 concerning the reasons for Braesridge’s non-compliance with its 10b5-1 plan and that you believe an affirmative defense still to be available. Please provide legal support for such position.

Response: The cancellation of one or more plan transactions would be an alteration or deviation from the plan, which would terminate that plan. The Rule 10b5-1(c) defense would be available for transactions following the alteration only if the transactions were pursuant to a new contract, plan or instruction that satisfies the requirements of Rule 10b5-1(c). See Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations, Fourth Supplement, Answer 15 and SEC Release 33-7881 at n. 111. A person acting in good faith may modify a prior contract or plan before becoming aware of material nonpublic information. In that case, a purchase or sale that complies with the modified contract, instruction or plan will be considered pursuant to a new contract, instruction, or plan.

John Reynolds
October 15, 2007

In this case, Mr. Kostiner executed two 10b5-1 plans with two different brokers on August 27, 2007, under which trading was to begin on September 4th. Under one plan, the trades were made and settled in accordance with the plan. Under the second plan, the broker was not able to settle the trades made under the plan from September 4th to September 19th and, accordingly, the trades for such dates were cancelled. Under Telephone Interpretation 15, the cancellation of such trades would amount to a termination of that plan. Mr. Kostiner then transferred the plan instructions - without making any alteration to the instructions as to the amounts or price of the shares as such was originally stated in the August 27th plan - to the broker executing trades under the other plan already in place, effectively implementing such plan anew with respect to trades thereunder from September 20th forward. In so transferring the plan, Mr. Kostiner acted in good faith and not on the basis of material nonpublic information. Indeed, the instructions for purchasing shares were unchanged from that of August 27th. Accordingly, the affirmative defense of Rule 10b5-1 should be available for purchases made under that plan with the new broker for all purchases from September 20th forward.

It is possible that in a litigation, a court could conclude that Mr. Kostiner did not act in good faith in renewing the plan with the new broker and, therefore, all purchases under that “terminated” plan were not in fact in compliance with any plan. In such event, while non-compliant purchases would not per se violate Rule 10b-5, the affirmative defense provided by Rule 10b5-1 would no longer be available. Without the benefit of the affirmative defense provided by Rule 10b5-1, Mr. Kostiner would be required to show that the purchases were not made on the basis of material nonpublic information.

6.
We note your response to comment four from our letter of October 10, 2007. Please revise to clearly disclose your statements made with respect to non-compliance with Rule 10b-18 contained in your letter of October 9, 2007. Additionally in light of your statements of non-compliance with Rule 10b5-1 in your letter of October 20, 2007, please revise to clarify your reference to such Rule in this passage.

Response: We have revised our disclosure regarding Rule 10b-18 compliance as follows (the new language is set off in brackets):

“Certain purchases made by an affiliate of one of our officers and directors under its 10b5-1 plans exceeded the volume limitations of Rule 10b-18, a rule which provides a safe harbor if purchases are made by a public company or its affiliates in compliance with certain procedures designed to minimize the impact of such purchases on market prices, including the volume and timing of purchases. [Specifically, purchases occurring on September 24th, 25th and 26th did not comply with the volume limitations of Rule 10b-18.] Such purchases, though outside the safe harbor, did not materially impact our stock price, which increased from $7.63 to $7.64 during the week that such non-compliant purchases were made. All future open market purchases, however, will be made in compliance with the limitations set forth in Rule 10b-18.”

John Reynolds
October 15, 2007

We have revised the language set forth on page 3 of our letter of October 10, 2007 as set forth below, which revised language appears on page 48 of Amendment No. 10 to the proxy statement.

“On August 27, 2007, when it was not in possession of material non-public information regarding Platinum, Braesridge entered into two Rule 10b5-1 Plans. Pursuant to each of the plans, Braesridge agreed to purchase shares of Platinum common stock commencing September 4, 2007, in specified daily amounts through October 30, 2007 at a purchase price not to exceed $7.70 per share. One of the plans was in effect terminated on September 4, 2007, when it was later learned that the broker was unable to settle the trades made from September 4th through September 19th in accordance with the plan due to that broker’s clearing system failures. The plan was then transferred to the broker executing trades under the other plan already in place, effectively implementing such plan anew for purchases made pursuant thereto from and after September 20th. As of the record date, Braesridge had purchased 93,100 shares of Platinum common stock pursuant to the plans.”

7.
We note your response letter of October 9, 2007 with respect to the application of Rule 10b-18, without necessarily concurring in your analysis or conclusion set forth. Additionally, we note that such response did not address whether you felt Rule 10b-18’s merger exclusion provision applied in this context, as discussed in our phone call of October 5, 2007. Please advise and revise your proxy statement accordingly.

Response: The merger exclusion contained in Rule 10b-18(a)(13)(iv) provides that a Rule 10b-18 purchase does not include any purchase of the issuer’s common stock by or for the issuer or any affiliated purchaser “Effected during the period from the time of the public announcement (as defined in 230.165(f)) of a merger, acquisition, or similar transaction involving a recapitalization, until the earlier of (emphasis added) the completion of such transaction or the completion of the vote by target shareholders.” With respect to Platinum, the public announcement of the proposed TEC acquisition has clearly already occurred. The merger exclusion period then ends on the earlier of the completion of the transaction, or, the vote by target shareholders. With respect to Platinum, the acquisition transaction has not yet been completed; however, Tandem, the sole shareholder of the target, TEC, has voted to approve the acquisition by Platinum. This approval occurred earlier than the completion of the proposed acquisition and marked the end of the merger exclusion period set forth in Rule 10b-18(a)(13)(iv). Accordingly, since not excluded, the open market purchases of Platinum common stock by affiliates may rely on the Rule 10b-18 safe harbor.

John Reynolds
October 15, 2007

8.
We note your response to comment five from our letter October 10, 2007. Please include affirmative disclosure that such purchases and changes in voting instructions will all take place prior to the meeting, as indicated in your response.

Response: We understand the Staff’s comment 8 to include affirmative disclosure that the affiliate purchases will take place prior to the meeting and that changes in broker instructions with respect to shares held in ‘street name” will take place prior to the meeting.

With respect to affiliate purchases, we direct the Staff’s attention to the affirmative disclosure on page 46 of the proxy statement that the affiliate purchases will take place “… in each case at any time prior to the special meeting ….”

With respect to the changes in broker instructions, we have added the language “prior to the special meeting” to the end of the sentence describing the provision of changed broker instructions appearing on page 47 of the proxy statement.

Other

9.
We note your response to comment six from our letter October 10, 2007 that Mr. Kostiner is subject to Platinum’s Code of Ethics pursuant to which employees, officers and directors of Platinum must refrain from engaging in any activity or having a personal interest that presents a “conflict of interest.” Please provide disclosure in your next amendment relating to how the proposed purchases of Platinum common stock by Platinum insiders and/or their affiliates are consistent with and are to be considered in light of the provisions of Platinum’s Code of Ethics you describe.

Response: The Company’s Code of Ethics covers various aspects of the activities of an employee, officer or director, including conflicts of interest transactions and insider trading.

The conflict of interest provisions of the Company’s Code of Ethics prohibit employees, directors and officers from engaging in activities that present a conflict of interest with the Company. Under the Code, a conflict of interest occurs when a personal interest interferes with the interests of the Company. For example, under the Code, the provision of services for a direct competitor of the Company or holding a financial interest in a direct competitor would constitute conflicts of interest. In Platinum’s case, the interests of its officers and directors, or, in the case of, Mr. Kostiner, Braesridge, in purchasing Platinum shares are aligned with those of the Company. The Company has entered into the acquisition agreement with TEC and seeks to obtain shareholder approval to complete the acquisition. The purchases are intended to support the vote in favor of the acquisition proposal. As such, this activity does not conflict with the interests of the Company. (Of course, we have disclosed elsewhere in the proxy statement the extent to which the interests of management may be different from, or in addition to, those of the other stockholders of the Company.)

John Reynolds
October 15, 2007

The purchases, however, are required to comply with the insider trading provisions of the Code of Ethics. Under these provisions of the Code, employees, officers and directors who have material non-public information about the Company are prohibited by law and Company policy from trading in securities of the Company on the basis of that information. We have disclosed in our proxy statement that the purchases will not be made at a time when such purchaser is aware of material nonpublic information. (We direct your attention to our response to Comment 4 below for further discussion on this topic). As such, the purchases will comply with the insider trading provisions of the Company’s Code of Ethics. Per the Staff’s request, we will revise the carryover sentence on page 46 that concludes “… nonpublic information regarding Platinum.” as follows:

“ … nonpublic information regarding Platinum, and in compliance with the insider trading provisions of the Company’s Code of Ethics.”

10.
We note your response to comment seven from our letter October 10, 2007. However, it is our belief that all of the officers, directors, and insiders of the company would be deemed to be affiliates of the company under United States securities laws. Accordingly, we reissue.

We believe additional disclosure is required with respect to the following items (i) the overall intent of the company in organizing financing and supporting this process; (ii) the company’s motivation or potential motivations with respect to approaching specific shareholders; (iii) the process or processes by which the company will determine which shareholders to approach regarding the purchase proposal; (iv) the person or persons who will carry out such activities on behalf of the company, their status relative to the company (shareholder, officer, director, affiliate) and the compensation to such person or persons for carrying out such activities on behalf of the company; (v) the process by which the company shall determine the consideration to be paid for the shares being purchase; (vi) the company’s intentions as to its responsibility to provide disclosure concerning such activities; and (vii) whether the company has established any limitations on the amount that it is willing to pay for such purchases on an individual and aggregate basis.

John Reynolds
October 15, 2007

In the alternative, please provide a detailed legal analysis to support your position that such Platinum insiders, including affiliates, officers, and directors, are not to be ascribed to those of the company.

We may have further comment.

Response:  We note the Staff's comment and have revised the disclosure on pages 45-46 under the heading "Transaction by Platinum Officers or Directors or their Affiliates." For the convenience of the Staff, however, and in our attempt to be responsive to what we believe are the Staff’s concerns, we have inserted in brackets (for purposes of this letter only) the item number addressed from the Staff’s comment.

“Certain of our officers and directors and/or their affiliates have entered into Rule 10b5-1 trading plans to purchase Platinum common stock or warrants and have indicated an intention to engage in permissible public market purchases, as well as private purchases, including block purchases, of Platinum securities, in each case at any time prior to the special meeting during a period when they are not aware of any material nonpublic information regarding Platinum, and in compliance with the insider trading provisions of the Company’s Code of Ethics. Certain purchases made by an affiliate of one of our officers and directors under its 10b5-1 plans exceeded the volume limitations of Rule 10b-18, a rule which provides a safe harbor if purchases are made by a public company or its affiliates in compliance with certain procedures designed to minimize the impact of such purchases on market prices, including the volume and timing of purchases. Specifically, purchases occurring on September 24th, 25th and 26th did not comply with the volume limitations of Rule 10b-18. Such purchases, though outside the safe harbor, did not materially impact our stock price, which increased from $7.63 to $7.64 during the week that such non-complaint purchases were made. All future open market purchases, however, will be made in compliance with the limitations set forth in Rule 10b-18. Such private purchases may take into consideration whether the prospective seller has indicated an intention to vote against the asset acquisition proposal.

[i] The intentions of the officers and directors, or their affiliates, and, by extension, the Company, in making the proposed purchases are to cause or support the approval of the proposed asset acquisition. As disclosed elsewhere in the proxy statement, management believes that the proposed asset acquisition is in the best interests of the Company. However, as more fully described under the heading ‘‘Management Conflicts of Interests’’ below, such purchasers have financial incentives to seek the approval of the asset acquisition that are not shared by the public stockholders, including that, without the consummation of the asset acquisition, the shares of Platinum common stock acquired by officers and directors prior to the IPO will not be entitled to receive any liquidating distribution and will become worthless, as will their warrants. Further, Messrs. Nordlicht and Kostiner have an additional interest in supporting and causing the consummation of the proposed asset acquisition in that they have agreed to indemnify Platinum against losses, liabilities, claims, damages and expenses incurred as a result of any claim by any vendor who is owed money by Platinum for services or products to the extent necessary to ensure that such losses, liabilities, claims, damages or expenses do not reduce the amount in the trust fund in the event of liquidation. As of September 30, 2007, Platinum’s accounts payable and accrued expenses were approximately $1,550,000.

John Reynolds
October 15, 2007

Although, as of the date hereof, neither Platinum, nor any of its officers or directors or their affiliates, are aware of the intention of any stockholder to vote against the asset acquisition proposal, it is likely that some or all of the large stockholders of the Company may have intentions to vote against the asset acquisition proposal. This likelihood is based, at least in part, on the fact that, as of October 15, 2007, Platinum common stock is still trading at more than $0.10 below the conversion price. As of the record date, the six largest stockholders of the Company (other than officers or directors of the Company) hold in the aggregate approximately 50% of the outstanding shares of common stock of the Company. See ‘‘Beneficial Ownership of Platinum Securities.’’

Our officers and directors and/or their affiliates have not yet approached any specific stockholders with the intention of purchasing their shares. However, they have advised us that [iii, iv] they intend to approach stockholders who they have identified as having sizable positions, either through their public filings, direct inquiry or otherwise, beginning with those with the largest positions and, time permitting, those with smaller positions, and who have voted against or indicated an intention to vote against the asset acquisition proposal, concentrating on those large block stockholders who have voted against, or threatened to vote against, business combinations in unrelated but similar SPAC transactions, with the intention to purchase their shares and vote them in favor of the asset acquisition proposal. [ii] The motivation behind approaching specific stockholders is to cause or support the approval of the proposed asset acquisition by purchasing shares that may vote against the asset acquisition and demand conversion their shares and voting them in favor of the asset acquisition. Our officers and directors and/or their affiliates may also be approached by stockholders who have voted against or indicated an intention to vote against the asset acquisition proposal who may be seeking to have their shares purchased by our officers and directors and/or their affiliates. In either case, our officers and directors and/or their affiliates have advised us that they intend to privately negotiate the purchase of such shares.

John Reynolds
October 15, 2007

[iv, v and vii] We have been advised by an affiliate of Mr. Kostiner that, in addition to the open market purchases discussed above, it intends to make such proposed privately negotiated purchases of Platinum shares. Neither Mr. Kostiner nor the affiliate will receive any compensation for making such purchases. Mr. Kostiner, on behalf of his affiliate, has advised the Company that he has not yet determined the amount of consideration to be paid for the shares to be purchased, nor whether there will be any limitations on the amount that his affiliate is willing to purchase on an individual or aggregate basis.

[v] It is likely, however, that any shares of common stock purchased privately by our officers and directors or their affiliates, including the affiliate of Mr. Kostiner noted above, will be made at a premium to the market price. Such private purchases are also likely to be conditioned upon obtaining from the selling shareholder: (a) a proxy to vote the shares at the special meeting, or (b) if the seller has already voted the shares against the asset acquisition proposal, a new proxy card changing seller’s vote to one in favor of the asset acquisition proposal. To the extent that a selling shareholder holds its shares in ‘‘street name’’ and has already voted its shares against the asset acquisition proposal, the purchase would likely be conditioned upon the seller providing directions to its bank, broker or nominee to change its voting instructions with respect to such shares prior to the meeting. Each of the officers and directors and their affiliates have advised the Company that they would vote all shares so purchased in favor of the acquisition and the other proposals to be presented at the special meeting of stockholders.

[vi] Immediately prior to the purchase by our affiliates of an aggregate of 432,000 shares, or 3% of the 14,400,000 shares purchased in our IPO, and, thereafter, immediately prior to any subsequent purchases by our affiliates of an aggregate of an additional 432,000 shares, the Company intends to disclose via press release the affiliate’s intention to make such purchases. Further, the Company has been advised that the actual purchases made by affiliates will be promptly disclosed through the Form 4 filing mechanism. “

11.
Additionally, in light of the cooperative efforts of the officer, directors, and insiders of the company in taking actions to influence the shareholder vote, please consider the need to amend the disclosure contained in the Schedule 13Ds filed by such parties and their affiliates.

Response: We note the Staff's comment and advise the Staff the Schedule 13D filed by Mr. Kostiner and Breasridge Energy and any other officers and directors of the Company who purchase shares of Platinum stock, will be amended as necessary to reflect any new purchases, change in purpose and any other changes required by Schedule 13D which will include disclosure similar to that contained in the proxy statement once the Staff is satisfied with the disclosure contained in the proxy statement.

John Reynolds
October 15, 2007

12.
Additionally, we note the proposed disclosure following [1] contained on page eight of your letter. Please revise to include the interest of Messrs. Kostiner and Nordlicht in avoiding the indemnification obligations noted on page 38 of your revised proxy, which were approximately $1,636,000 as of June 30, 2007. Revise both your proposed disclosure and page 38 to reflect the total of Platinum’s accounts payable and accrued expenses as of the most recent practicable date.

Response: We note the Staff's comment and have revised the disclosure on page 38 of the proxy statement to reflect the total of Platinum's accounts payable and accrued expenses as of September 30, 2007 In addition we propose to insert the following language following the [1] contained on page eight of our letter dated October 11, 2007.

“Messrs. Nordlicht and Kostiner have an additional interest in supporting and causing the consummation of the proposed asset acquisition in that they have agreed to indemnify Platinum against losses, liabilities, claims, damages and expenses incurred as a result of any claim by any vendor who is owed money by Platinum for services or products to the extent necessary to ensure that such losses, liabilities, claims, damages or expenses do not reduce the amount in the trust fund in the event of liquidation."
Closing Comments

We believe that the foregoing addresses each of the Staff’s concerns as indicated in its comment letter. Please do not hesitate to contact me (973-643-5159) or Kenneth Koch (212 692-6768) of Mintz Levin Cohn Ferris Glovsky & Popeo P.C. should you have any questions or comments regarding the foregoing.

Very truly yours,

  /s/ Eliezer M. Helfgott
Eliezer M. Helfgott

John Reynolds
October 15, 2007

cc:           Raj Rajan
Michael Karney
John Zitko
James Murphy
Joan Collopy
Securities and Exchange Commission
Mark Nordlicht
Barry Kostiner
Platinum Energy Resources, Inc.
Kenneth Koch
Mintz Levin Cohn Ferris Glovsky & Popeo P.C.
Tim Culp
Michael Cunningham
Tandem Energy Holdings, Inc.
Phillip A. Wylie, Esq.
Snell, Wylie & Tibbals